March 27, 2020

FILED ON EDGAR:

Securities and Exchange Commission

Attn: Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, DC 20549

Re:     Bio Essence Corp.

Amendment No. 2 to Form S-1

Filed October 28, 2019

File No. 333-232839

Dear Sir or Madam:

This letter is in response to your March 26, 2020 comment letter to Ms. Yin Yan, Chairman of the Board, Chief Executive Officer and President Bio Essence Corp. (the “Company”). The above-captioned firm has been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Ms. Yan in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Amendment No. 4 to Registration Statement on Form S-1

Cover page

1.	We note that the offering does not have a definitive end date; however, please note that Item 501(b)(8) of Regulation S-K requires you to clearly disclose when the offering will end. Please revise.

RESPONSE:

The Company notes the Commission’s comment. Item 501(b)(8) provides: “If you offer the securities on a best efforts or best efforts minimum/maximum basis, the date the offering will end, any minimum purchase requirements, and any arrangements to place the funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. . .. .”

The Company has previously disclosed there is no end date to the offering on its cover page. On March 27, 2020, I spoke with counsel for the SEC. Pursuant to that conversation, the Company as revised the disclose (1) to emphasize the offerings have no end date, and (2) included a risk factor regarding this issue. Those revisions are outlined below:

“The offering detailed herein does not have a definitive end date. The lack of an end date may have an adverse effect on investors, with are outlined in the Risk Factors section of the prospectus.”

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“There is no definitive end date to the offering

As currently structured, the IPO and Resale will continue until the Company’s Board of Directors makes the determination to close the offering. There is no set time when the offering will close, and no set time as to when the Board of Directors will meet to discuss closing the offering. The Board of Directors will make their determination on when to close the offering based on a variety of information, including demand, sales of stock, and the time the offering has been pending. Uncertainty regarding the length of the offering may have an adverse effect on the Company’s ability to sell shares under the IPO, as well as the Selling Shareholder’s ability to sell shares under the Resale. Potential investors and new shareholders may also be adversely impacted by the uncertainty regarding the length of the offering and may adversely effect the value of the Company’s shares.”

Risk Factors, page 8

2.	We note the disclosure that was added in response to prior comment 9. Please add a risk factor discussing the dilutive effect that new investors will immediately experience upon purchasing the offered shares.

RESPONSE:

The Company notes the Commission’s comment and has also revised and added to the following disclosure:

“New investors will experience immediate dilution upon investing in the Company

As of September 30, 2019, we had a net tangible book value of approximately $(465,293) or $(0.014) per share of common stock, based upon 33,209,000 shares of common stock outstanding on such date. Net tangible book value per share represents the amount of our total assets reduced by the amount of our total intangible assets and our total liabilities and divided by the total number of shares of common stock outstanding.

Shareholders purchasing shares under the IPO and/or Resale will experience an immediate dilution of the value of their investment of at least $0.881 per share. In other words, every share purchased at $1.00 under the IPO or Resale will be immediately diluted by $0.881, meaning the net tangible book value of the shares will $0.119. This calculation assumes all shares offered under the IPO are purchased. If the Company fails to sell all 5,000,000 shares offered under the IPO, new shareholders will experience larger dilution, and the net tangible book value of the Company’s shares will be less than the $0.119 per share projected

Investors should use caution in purchasing shares though the IPO or Resale, given that the new investor’s stock will experience immediate, significant dilution.”

[Continued on Following Page]

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Consolidated Financial Statements, page F-1

3.	Please update your financial statements and related financial information including in the filing, as necessary to comply with Rule 8-08 pf Regulation S-X.

The Company does not believe any update is needed at this time.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/ Devin W. Bone

Devin Bone

DB/hn

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